

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 26, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 17, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Atrium Therapeutics, Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12(b)/A for the registration of the following security:

Common Stock, $0.001 par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi